INVESTMENT MANAGEMENT

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VOYA INVESTMENT MANAGEMENT

7337 EAST DOUBLETREE RANCH ROAD, SUITE 100 SCOTTSDALE, AZ 85258

July 19, 2021

VIA EDGAR

Mr. Patrick F. Scott

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Voya Funds Trust

(File Nos. 333-59745; 811-08895)

Voya Separate Portfolios Trust

(Files Nos. 333-141111; 811-22025)

Dear Mr. Scott:

This letter responds to comments provided on July 12, 2021 by the Staff of the U.S. Securities and Exchange Commission ("Staff"), for Post-Effective Amendment Nos. 118 and 98 (the "Amendments") to the Registration Statements of Voya Funds Trust and Voya Separate Portfolios Trust (each a "Registrant" and collectively the "Registrants"). These Amendments were filed with the U.S. Securities and Exchange Commission on Form N-1A on May 28, 2021.

The Registrants hereby acknowledge that comments previously provided by the Staff with respect to the Registrants and certain of the Staff's non-fund/strategy-specific comments previously provided for other funds in the Voya fund complex may be applicable to the Amendments. To the extent that the Staff re-issues such previously issued comments, the Registrants hereby confirm their response to such comments as reflected in correspondence filed with the Staff at the time those comments were provided.

Should you have any questions or comments regarding this letter, please contact the undersigned at (480) 477- 2649.

Very truly yours,

/s/ Paul A. Caldarelli

_________________________

Paul A. Caldarelli

Vice President and Senior Counsel Voya Investment Management

cc:Huey P. Falgout, Jr., Esq. Voya Investments, LLC

Elizabeth J. Reza, Esq.

Rope& Gray LLP